Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

A copy of our Letter dated April 20, 2023 in response to the Letter of the Philippine Stock Exchange (“PSE”) dated April 19, 2023 wherein PLDT Inc. (“PLDT”) was requested to name the replacements and/or officers in charge of performing the duties of the officers who were separated from service as stated in the disclosures submitted by PLDT to the PSE on April 14 and 17, 2023.

April 20, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge, Disclosure Department

Gentlemen:

In response to the PSE’s Letter dated April 19, 2023 wherein PLDT Inc. (“PLDT” or the “Company”) was requested to name the replacements and/or officers in charge of performing the duties of the officers who were voluntarily separated from service as stated in the disclosures submitted by PLDT on April 14 and 17, 2023, we disclose that the following have been designated as officers-in-charge of the departments previously handled by the separated officers:

Separated Officer and Former Designation	Name of OIC and Official Designation	Department Handled as OIC
1. Ms. Anabelle L. Chua - Senior Vice President, Chief Financial Officer and Chief Risk Management Officer	Mr. Danny Y. Yu - Senior Vice President and PLDT Group Controller	Finance
2. Ms. Mary Rose L. Dela Paz - Senior Vice President and Chief Procurement Officer	Ms. Bernadette C. Salinas - First Vice President	Supply Chain Management
3. Mr. Mario G. Tamayo - Senior Vice President and Network Head	Mr. Roderick S. Santiago - First Vice President and Deputy Network Head	Network

No replacements have been designated for the roles of: (a) Mr. Alexander S. Kibanoff, who availed of the Company’s Manpower Reduction Program and who was voluntarily separated from service effective April 16, 2023; and (b) Mr. Wilson S. Bobier, who was voluntarily separated from service due to his voluntary resignation effective April 16, 2023.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

Date: April 20, 2023